[Oppenheimer Wolff & Donnelly LLP Letterhead]
May 8, 2009
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:	Mr. Jay Ingram Branch Chief Mail Stop 3030

Re:	Synovis Life Technologies, Inc. Form 10-K for the year ended October 31, 2008 File No. 0-13907
Dear Mr. Ingram:
On behalf of Synovis Life Technologies, Inc. (“Synovis”), we are responding to your letter, dated April 30, 2009, to Mr. Brett Reynolds, Chief Financial Officer of Synovis, regarding Synovis’ annual report on Form 10-K for the fiscal year ended October 31, 2008. For your convenience, please note that we have repeated your comment below in italicized type, and the numbered item below corresponds to the number of the comment set forth in your letter.
Item 11. Executive Compensation
Short-Term Incentive Compensation, page 12
1.	Comment: We note your response to prior comment 6. Please tell us about the “key strategic corporate goals” that factor into payouts made under your annual cash incentive plan and provide an enhanced explanation as to why you do not believe disclosure of these performance objectives are material to an understanding of the compensation you awarded in 2008.

Response: Synovis acknowledges the comment from the staff of the Securities and Exchange Commission (the “Commission”) and will revise the disclosure in future filings accordingly if necessary. As was discussed in the responses to comments 5 and 6 in our letter to the Commission dated April 10, 2009, each named executive officer of Synovis (“NEO”) had either four or five individual performance objectives and the achievement of any single individual objective during fiscal 2008 would result in an actual cash payout ranging from 0.5% to 1.5% of his or her base salary, and the achievement of all of the individual performance incentives during fiscal 2008 would result in an actual cash payout of 5% of base salary. The actual payout of cash incentives for each NEO based on the achievement of individual performance incentives during fiscal 2008 ranged from 1.0% to 5.0% of base salary and 0.8% to 3.7% of total compensation, as set forth in the following table:

Securities and Exchange Commission
Division of Corporation Finance
May 8, 2009

				IPI Earned as % of
		Total	IPI		Total
Name	Base Salary	Compensation	Earned	Base Salary	Compensation
Richard W. Kramp	$348,000	$578,174	$10,440	3.0%	1.8%
Brett A. Reynolds	200,220	269,186	8,009	4.0%	3.0%
David A. Buche	209,066	294,525	7,317	3.5%	2.5%
Mary L. Frick	184,049	250,222	9,202	5.0%	3.7%
B. Nicholas Oray	185,316	244,449	1,853	1.0%	0.8%
Of the NEOs, only the individual performance objectives of Messrs. Kramp and Buche and Ms. Frick contained key strategic corporate objectives (“KSCO”).
For Mr. Kramp, the KSCO were as follows:
(1) Achieve at least 25% organic revenue growth;
(2) Achieve at least 15% revenue growth by acquisition; and
(3) Achieve 30% growth in net operating income.
For Mr. Buche, the KSCO was to increase the unit sales of Synovis’ Veritas product by at least 31%.
For Ms. Frick, the KSCO were as follows:
(1) Produce an optimal global regulatory and clinical strategy (inclusive of reimbursement strategy) for commercialization of additional indications for Synovis’ Veritas product; and
(2) Develop a regulatory strategy for access into certain Asian markets.
The following table sets forth the potential and actual payout of cash incentives for Messrs. Kramp and Buche and Ms. Frick based upon achievement of KSCO during fiscal 2008:

			IPI Potential Related to		IPI Earned Related to
			KSCO as % of		KSCO as % of
	IPI	IPI
	Potential	Earned
	Related to	Related to	Base	Total	Base	Total
Name	KSCO	KSCO	Salary	Compensation	Salary	Compensation
Richard W. Kramp	$12,180	$6,960	3.5%	2.1%	2.0%	1.2%
David A. Buche	$ 3,136	$3,136	1.5%	1.1%	1.5%	1.1%
Mary L. Frick	$ 3,681	$3,681	2.0%	1.5%	2.0%	1.5%
Item 402(b) of Regulation S-K only requires disclosure of “material elements of the registrant’s compensation of the named executive officers,” which, according to Item 402(b)(2)(v) of

Securities and Exchange Commission
Division of Corporation Finance
May 8, 2009

Regulation S-K, may include, depending on the facts and circumstances, “[w]hat specific items of corporate performance are taken into account in setting compensation policies and making compensation decisions.” Based upon the amount of the incentive performance objective that could potentially be earned and the amount actually earned related to KSCO, and the relationships of such amounts to the NEOs base salary and total compensation, Synovis does not believe that the portion of annual cash incentive compensation based on the achievement of individual performance incentives related to KSCO that Messrs. Kramp and Buche and Ms. Frick were eligible to earn and actually earned during fiscal 2008 was a material element of their compensation. Based on the materiality considerations discussed above, Synovis does not believe that enhanced discussion and analysis of Messrs. Kramp’s and Buche’s and Ms. Frick’s individual performance incentives regarding KSCO is required under Item 402(b) of Regulation S-K.
* * * * *
After you have had an opportunity to review the above response to your comment, please call me at (612) 607-7507 to discuss any further questions or comments you might have concerning Synovis’ response.
Very truly yours,
/s/ William E. McDonald
William E. McDonald

cc:	Brett Reynolds, Synovis Life Technologies, Inc. Celia Soehner, Securities and Exchange Commission (via facsimile)

[Synovis Life Technologies, Inc. Letterhead]
May 8, 2009
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:	Mr. Jay Ingram Branch Chief Mail Stop 3030

Re:	Synovis Life Technologies, Inc. Form 10-K for the year ended October 31, 2008 File No. 0-13907
Dear Mr. Ingram:
This letter is in response to the your letter, dated April 30, 2009, to Mr. Brett Reynolds, Chief Financial Officer of Synovis Life Technologies, Inc. (“Synovis”), regarding Synovis’ annual report on Form 10-K for the fiscal year ended October 31, 2008 (the “Filing”), and the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) for certain acknowledgements.
In connection with this response, Synovis acknowledges that:
1.	Synovis is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	Synovis may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely:
SYNOVIS LIFE TECHNOLOGIES, INC.

By:	/s/ Brett Reynolds Brett Reynolds
Vice President of Finance, Chief Financial Officer and Corporate Secretary